Benchmark Electronics, Inc. 3000 Technology Drive Angleton, TX 77515 Main Telephone 979-849-6550 FAX 979-848-5294

August 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	Benchmark Electronics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-10560

Dear Mr. Gilmore:

The following information and comments are made in response to your letter dated August 10, 2012 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”). Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	We refer to comment 5 of our comment letter dated November 30, 2009 and your response letter dated December 14, 2009 in which you stated that you would consider including additional disclosure of how the anticipated performance of the industries you serve could potentially affect your revenues. Given that you report your revenues by industry and you state on page 32 that your future sales are dependent on the success of your customers, we continue to believe that trend information regarding your customers would help investors understand the risks or potential growth of your business operations. For example, it is unclear whether the 16%, 15%, 13% and 3% decrease in sales in fiscal year 2011 to customers in the medical devices industry, testing and instrumental industry, computers and related products for business enterprises industry, and telecommunications equipment industry, respectively, and the 8% increase in sales to customers in the industrial control equipment industry during the same period are isolated events or attributable to certain trends. To the extent possible, consider including in subsequent filings a discussion regarding the anticipated performance of these industries and how such performance may affect your operations. See Section III.A of SEC Release No. 33-8350.

Response: We did not include a discussion about the overall performance of individual industries in our Form 10-K because the underlying reasons for the changes in our revenues by industry sector were not related to trends in these industries, but rather, were due to Company-specific circumstances such as the impact of the Thailand flood or customer-specific demand changes. In future filings, we will include information regarding trends in specific industries if we are aware of overall industry performance trends that may affect our operations, as well as any isolated events that may impact our revenues by industry as reported.

Securities and Exchange Commission

August 22, 2012

Results of Operations

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Income Tax Expense (Benefit), page 37

2.	We note that in 2011, you had an increase in tax incentives in certain foreign jurisdictions and a reduced tax rate for a subsidiary in China. We further note from disclosure in Note 9 that your tax incentives and holidays expire at various dates through 2015. Considering the significance of the tax incentives and holidays to your net income, please tell us what consideration was given to disclosing further details regarding each significant tax incentive and holiday and the related expiration date. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response: In future filings, we will expand our MD&A discussions to disclose further details regarding each significant tax incentive and tax holiday, including expiration dates, to supplement the information that we have included in the footnotes to our financial statements. For example, we disclosed in Note 9 that we have been granted tax incentives for our subsidiaries in China, Malaysia and Thailand that expire on various dates through 2015 and are subject to certain conditions with which we expect to comply. As a result, we included on page 19 in Risk Factors that “We are subject to the risk of increased taxes” and disclosed that our taxes could increase if these tax incentives are retracted or if they are not renewed upon expiration. In addition, in Note 9, we disclosed the net impact of these incentives on income tax expense and earnings per share.

Liquidity and Capital Resources, page 39

3.	We note that your operating cash flow discussion provides little insight into the changes in your financial condition. In this regard, you list certain working capital changes in 2011 without explaining the underlying reasons for the changes. For example, we note that in 2011, the change in accounts receivable had a favorable impact on cash flows of $27.7 million whereas in 2010, there was an unfavorable impact on cash flows of $40.2 million, however your disclosures do not explain these changes or provide a comparison of these periods. Please tell us what consideration was given to providing a more robust discussion of your operating cash flows pursuant to the guidance of Item 303(a)(1) of Regulation S-K and Section IV.B.1 of SEC Release 33-8350. This comment also applies to your subsequent Form 10-Q’s.

Response: As the underlying reasons for the changes in our operating assets and liabilities were not the result of any change in our sales terms or credit policies or the result of any material trend or uncertainty, we did not include a discussion of the underlying reasons for the changes. We will provide a more robust discussion of our operating cash flows in future filings to the extent the underlying reasons for the changes in our operating cash flows are due to changes in our business activities or operations.

Securities and Exchange Commission

August 22, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16 - Restructuring and Thailand Flood Related Charges, Net of Insurance, page 69

4.	We note you recognized losses of $59.5 million related to the flooding in Thailand and your disclosure that because the situation in Thailand is still evolving, significant uncertainty remains regarding the ultimate financial impact the flooding will have on the company. We further note that during the six months ended June 30, 2012, you recognized additional flood related charges of $14.9 million. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that an estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response: We do not expect additional Thailand flood related costs in the third or fourth quarter of 2012 to be significant. The costs incurred during 2012 consist of non-impairment losses and included the costs associated with restoring operations in Thailand. We will disclose in our next periodic filing an estimate of the additional flood related costs or an estimated range of such costs exceeding amounts already recognized.

5.	We also note that you have estimated and recorded recoveries from insurance amounting to $56.2 million for losses and costs related to the flooding in Thailand. Please explain the procedures you undertake in estimating and determining the amount of insurance recoveries to record including why certain amounts are not recoverable. Additionally, please tell us your consideration for disclosing any material limitations related to such recoveries including an explanation of amounts you do not expect to recover through insurance.

Response: After consideration of available information, including consultation with professional advisors and written assurances from our insurance company, we recorded estimated insurance recoveries in the fourth quarter of 2011 of $56.2 million. The estimated insurance recoveries included $46.2 million of property losses from the involuntary conversion of property, plant and equipment and inventory and $10.0 million of other costs directly related to the flooding in Thailand. During the second quarter of 2012, our estimated property losses and the corresponding estimated recoveries from insurance for these property losses were reduced by $5.0 million. Through August 1, 2012, we have received $36.6 million of insurance proceeds, including $26.6 million for property losses and $10.0 million for other flood related costs. We do not expect any uncertainties or limitations associated with these recorded insurance recoveries nor do we believe there are any factors that would restrict us from realizing these insurance recoveries.

As a result of the flooding and temporary closing of our Thailand facilities, we incurred $28.3 million of other flood related costs during the fourth quarter of 2011 and through June 30, 2012. Of these costs $10.0 million were recorded as insurance recoveries in the fourth quarter of 2011 and were subsequently collected in the first quarter of 2012. While all of these charges consist of costs directly attributable to the Thailand flood which we expect to recover from our business interruption coverage insurance, we have not recorded additional insurance recoveries of $18.3 million at this time. We will record insurance recoveries for claims subject to our business interruption coverage when the appropriate recognition criteria have been met. We cannot estimate the timing of the receipt of insurance proceeds we will ultimately realize, and there may be a substantial delay between the incurrence of losses and the recovery under our insurance policies.

Securities and Exchange Commission

August 22, 2012

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on March 28, 2012)

6.	It appears that you have identified only three named executive officers including your chief executive officer, chief financial officer, and president. Please tell us how you determined that the other individuals listed on the company’s website under “Leadership Team,” including the two Group Presidents, are not executive officers within the definition of “executive officer” in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K. Rule 405 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.

Response: The Company carefully considered the job responsibilities of each of its senior executives, including the individuals listed on the Company’s website under the heading “Leadership Team”, and the Company determined that only the Company’s chief executive officer, chief financial officer and president, perform “policy-making functions” for the Company and consequently concluded that the other senior executives were not executive officers as defined under Rule 405. The Company’s board of directors, chief executive officer, chief financial officer and president are solely responsible for the policy-making functions of the Company.

Long-Term Equity-Based Incentive Compensation, page 14

7.	In response to our prior comment 5 in the letter dated January 15, 2010, you stated in a letter dated January 29, 2010 that you would describe the elements of individual performance or individual contributions taken into account in setting any element of a named executive officer’s compensation. We note your disclosure that the Compensation Committee performed a “subjective evaluation of each executive’s performance and responsibilities” in awarding long-term equity-based compensation but have not described each individual’s performance and responsibilities. Please confirm that you will include this disclosure, to the extent applicable, in future filings.

Response: In future filings, to the extent applicable, we will describe the elements of individual performance or individual contributions taken into account in awarding long-term equity-based compensation to a named executive officer.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at (979) 848-5304.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Gayla J. Delly

Gayla J. Delly

Chief Executive Officer

Cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Kenneth S. Barrow, General Counsel, Benchmark Electronics, Inc.
Cravath, Swaine & Moore LLP
KPMG LLP